File No.
82-3881

LER
-OURCES INC.

E 500, 926 - 5 AVE. S.W.
LGARY, AB T2P 0N7 CANADA
L: (403) 269-6753
AX: (403) 266-2606
www.tylerresources.com TYS:CDNX


03029756


SEC MAIL
PROCESSING
RECEIVED
SEP 04 2004
WASH. D.C.
187

August 26, 2003

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated August 26, 2003

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

B O'Neill
Barbara O'Neill

dlw 9/8

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
NEWS RELEASE 03-04

NEWS FOR RELEASE: August 26, 2003

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: http://www.tylerresources.com

2003 UNDERGROUND MEXICO PROGRAM UPDATE

Calgary-Alberta. Tyler Resources Inc. as operator of the Bahuerachi Project, Chihuahua, Mexico, in joint venture with CDG Investments Inc. is pleased to announce the completion of an underground sampling program on the porphyry copper-gold target extensively outlined to date, at surface.

The adit sampled during this program provided an excellent section at depth in an area mined through several drifts on an artisanal basis by the Spanish and French in the 1700 and 1800's. The geology observed at depth correlated well with previously sampled areas at surface (Ref May 2001 News Release).

Sampling consisted of representative, continuous chip sampling over a total of 152 meters in a section perpendicular to the general orientation of the main mineralized porphyritic intrusion, associated endoskarns and stockworked sediments. Copper and zinc sulphide and oxide mineralization was observed throughout the section.

Mr. Keith McCandlish, P. Geol., of Associated Mining Consultants Ltd. (AMCL) was present during sampling to supervise quality assurance /quality control procedures and to ensure the integrity of the samples collected. AMCL has also been retained by Tyler and CDG to complete an independent review and valuation of the property, and to provide a third party assessment of work completed to date.

Throughout the main mineralized intrusion, abundant crusts of secondary copper and zinc carbonate, phosphate and oxide mineralization had developed. Therefore, for the purposes of sampling, adit walls were cleaned along a channel to remove any trace of surface contamination. Sampling was terminated in mineralization at 190 meters due to the partial collapse of the adit. Further access to complete the sampling across the complete mineralized interval will require substantially more time, equipment and effort.

Samples were taken to the ALS Chemex preparation facility in Hermosillo Mexico and will be forwarded for assay work in Vancouver, Canada. Assay results will be released once received, plotted and interpreted by the Company. This is expected to take a further 4 to 6 weeks.

The program was designed, implemented and supervised in the field by Jean-Pierre Jutras, P. Geol, the Qualified Person for Tyler Resources Inc. A pictorial presentation illustrating the latest round of work on the Bahuerachi Property as well as further information on previous work and the property itself can be found on Tyler's website at www. tylerresources.com.



James Devonshire
Chairman, CEO and Director

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
NEWS RELEASE 03-04

NEWS FOR RELEASE: August 26, 2003

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: http://www.tylerresources.com

2003 UNDERGROUND MEXICO PROGRAM UPDATE

Calgary-Alberta. Tyler Resources Inc. as operator of the Bahuerachi Project, Chihuahua, Mexico, in joint venture with CDG Investments Inc. is pleased to announce the completion of an underground sampling program on the porphyry copper-gold target extensively outlined to date, at surface.

The adit sampled during this program provided an excellent section at depth in an area mined through several drifts on an artisanal basis by the Spanish and French in the 1700 and 1800's. The geology observed at depth correlated well with previously sampled areas at surface (Ref May 2001 News Release).

Sampling consisted of representative, continuous chip sampling over a total of 152 meters in a section perpendicular to the general orientation of the main mineralized porphyritic intrusion, associated endoskarns and stockworked sediments. Copper and zinc sulphide and oxide mineralization was observed throughout the section.

Mr. Keith McCandlish, P. Geol., of Associated Mining Consultants Ltd. (AMCL) was present during sampling to supervise quality assurance /quality control procedures and to ensure the integrity of the samples collected. AMCL has also been retained by Tyler and CDG to complete an independent review and valuation of the property, and to provide a third party assessment of work completed to date.

Throughout the main mineralized intrusion, abundant crusts of secondary copper and zinc carbonate, phosphate and oxide mineralization had developed. Therefore, for the purposes of sampling, adit walls were cleaned along a channel to remove any trace of surface contamination. Sampling was terminated in mineralization at 190 meters due to the partial collapse of the adit. Further access to complete the sampling across the complete mineralized interval will require substantially more time, equipment and effort.

Samples were taken to the ALS Chemex preparation facility in Hermosillo Mexico and will be forwarded for assay work in Vancouver, Canada. Assay results will be released once received, plotted and interpreted by the Company. This is expected to take a further 4 to 6 weeks.

The program was designed, implemented and supervised in the field by Jean-Pierre Jutras, P. Geol, the Qualified Person for Tyler Resources Inc. A pictorial presentation illustrating the latest round of work on the Bahuerachi Property as well as further information on previous work and the property itself can be found on Tyler's website at www. tylerresources.com.



James Devonshire
Chairman, CEO and Director

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS FOR RELEASE: August 26, 2003**
NEWS RELEASE 03-04

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: http://www.tylerresources.com

2003 UNDERGROUND MEXICO PROGRAM UPDATE

Calgary-Alberta. Tyler Resources Inc. as operator of the Bahuerachi Project, Chihuahua, Mexico, in joint venture with CDG Investments Inc. is pleased to announce the completion of an underground sampling program on the porphyry copper-gold target extensively outlined to date, at surface.

The adit sampled during this program provided an excellent section at depth in an area mined through several drifts on an artisanal basis by the Spanish and French in the 1700 and 1800's. The geology observed at depth correlated well with previously sampled areas at surface (Ref May 2001 News Release).

Sampling consisted of representative, continuous chip sampling over a total of 152 meters in a section perpendicular to the general orientation of the main mineralized porphyritic intrusion, associated endoskarns and stockworked sediments. Copper and zinc sulphide and oxide mineralization was observed throughout the section.

Mr. Keith McCandlish, P. Geol., of Associated Mining Consultants Ltd. (AMCL) was present during sampling to supervise quality assurance /quality control procedures and to ensure the integrity of the samples collected. AMCL has also been retained by Tyler and CDG to complete an independent review and valuation of the property, and to provide a third party assessment of work completed to date.

Throughout the main mineralized intrusion, abundant crusts of secondary copper and zinc carbonate, phosphate and oxide mineralization had developed. Therefore, for the purposes of sampling, adit walls were cleaned along a channel to remove any trace of surface contamination. Sampling was terminated in mineralization at 190 meters due to the partial collapse of the adit. Further access to complete the sampling across the complete mineralized interval will require substantially more time, equipment and effort.

Samples were taken to the ALS Chemex preparation facility in Hermosillo Mexico and will be forwarded for assay work in Vancouver, Canada. Assay results will be released once received, plotted and interpreted by the Company. This is expected to take a further 4 to 6 weeks.

The program was designed, implemented and supervised in the field by Jean-Pierre Jutras, P. Geol, the Qualified Person for Tyler Resources Inc. A pictorial presentation illustrating the latest round of work on the Bahuerachi Property as well as further information on previous work and the property itself can be found on Tyler's website at www. tylerresources.com.



James Devonshire
Chairman, CEO and Director